EXHIBIT 99.1


ASE TEST LIMITED                                                October 24, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.      886-2-8780-5489               Mobile   886-920-189-608
Fax.      886-2-2757-6121               email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.      1-408-567-4383                email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:                        In the US:
Mylene Kok                              Daniel Loh
65-879-9881; mylene.kok@tfn.com.sg      1-212-701-1998; dan.loh@tfn.com
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     ASE Test Limited & Subsidiaries Announce Third-Quarter Results for the
                        Period Ended September 30, 2001

Taipei, Taiwan, October 24, 2001 -- ASE Test Limited (Nasdaq : ASTSF), the world's largest independent provider of semiconductor test services, today announced third-quarter fully diluted EPS (US GAAP) of -$0.23, down from $0.31 in the year-ago period and down from -$0.19 in the second quarter. Under Taiwan GAAP, ASE Test reported fully diluted third-quarter EPS of -$0.22, down from 3Q00's $0.34 and 2Q01's -$0.20. The net loss amounted to $22.5 million under US GAAP and $20.8 million under Taiwan GAAP.


3Q01 Results:
Revenues
--------
Net revenues in the quarter totaled $60.5 million, down 50% from the third quarter of 2000 and down 10% sequentially. The year-over-year revenue decline was driven by declines in both unit volume and unit price. The sequentially lower revenues reflected primarily a decline in unit price. Test revenues accounted for 73% of total revenues and assembly revenues made up the remaining 27%.

Test revenues, at $44 million, declined by 15% sequentially (see table below) and 49% year-over-year. Engineering revenues grew by 21% sequentially and were flat year-over-year. Final test and wafer sort revenues contracted sequentially and year-over-year.


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Test Breakdown                            Sequential Revenue     Percent of Test
                                                Change               Revenues
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Final Test--Logic                                -17%                  71%
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Final Test--Memory                               -52%                   1%
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Wafer Sort & Other                               -26%                  11%
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Engineering                                       21%                  16%
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Hardware                                          15%                   1%
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Total Test                                       -15%                 100%
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Assembly revenues, at $16.5 million, inched up 4% sequentially (see table below) but contracted by 53% year-over-year. The sequential growth was driven by an 8% increase in total pin count and a modest decline in average price per pin and was the result of increased business from a few select customers. By package type, the Company saw sequential growth in revenues from PDIP, PLCC, QFP, and QFP-related packages and contraction in revenues from other package types.

-------------------------------------------------------------- -----------------
Assembly Breakdown                      Sequential Revenue   Percent of Assembly
                                              Change               Revenues
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BGA                                            -13%                   26%
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TQFP/LQFP                                       19%                   22%
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PDIP                                            29%                   20%
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QFP/MQFP/PQFP                                   12%                   16%
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PLCC                                            22%                   13%
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SOP/SOJ/SSOP&TSOP/Other                        -38%                    3%
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Total Assembly                                   4%                  100%
------------------------------------------------------------- ------------------

The Company's top customers in the quarter included Agilent, Altera, ATI Technology, Atmel, Centillium, Cirrus Logic, DSP Group, ESS Technology, Genesis Microchip, LSI Logic, Marvell, Motorola, Nvidia, Oak Technology, and VIA Technologies. The top five customers together accounted for 37% of total revenues in Q3.

In 3Q01, the Company's revenues from the consumer/automotive end market were flat compared with Q2, while revenues from the computer and communications end markets fell by 7% and 21% respectively. Within the quarter, however, revenues from the computer and consumer/automotive end markets grew.

ASE Test's revenues by end-market segment for Q2 and Q3 are as follows:


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                                                2Q01              3Q01
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Consumer and Automotive                          28%               31%
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Computers                                        29%               30%
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Communications                                   34%               30%
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Industrial                                        7%                7%
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Other                                             2%                2%
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Expenses
--------
Cost of revenues (COR) in Q3 totaled $61.9 million, down 14% from 3Q00 and down 2% from the 2Q01 level. The year-over-year improvement was achieved through lower material costs as a result of lower unit volume and lower unit cost, as well as cost savings in salaries and benefits and various factory expenses. Depreciation expense ($32 million) increased by 14% year-over-year, as a result of investments in equipment over the past year, and represented 53.0% of revenues versus 23.2% of revenues in 3Q00. Sequentially, the decline in COR was achieved through modest reductions in most expense categories.

Overall gross margin in the quarter dropped to -2.2% from 40.6% in the same period last year and from 6.0% in 2Q01, reflecting the impact of lower revenues. Gross margin for the test segment was in the negative mid-single-digit range, compared with the mid-40% area in 3Q00 and the high-single-digit vicinity in 2Q01. In contrast, gross margin for the assembly segment was in the low-single-digit range, versus the high-20% range in 3Q00 and negative low-single-digit range in 2Q01.

Operating expenses (R&D and SG&A expenses) fell by 17% from the year-ago period but were up 7% sequentially. A large percentage of the year-over-year reduction came from lower salaries and benefits. Sequentially, operating expenses were higher because some of the cost-cutting measures implemented in Q2 were one-time in nature and not sustainable. Total headcount at the end of Q3 was 9% lower than at the end of Q2 and 16% lower than at the end of 2000. Goodwill expense, a component of SG&A expenses, totaled $1.86 million during the quarter.

As a percent of revenues, operating expenses in Q3 were 22.1%, compared with 13.4% in the year-ago period and 18.5% in Q2. As a result of lower gross margin and higher operating expense percentage, operating margin in Q3 was -24.3%, down from 27.2% in 3Q00 and -12.5% in 2Q01.

Net non-operating expenses totaled $6.9 million in Q3, compared with $7.0 million in Q2 and non-operating income of $1.2 million in 3Q00. An investment loss of $3.2 million in Q3 was flat compared with Q2 and down from investment income of $3.1 million in 3Q00.


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Earnings
--------
In 3Q01, net loss under US GAAP totaled $22.5 million, versus net income of $30.4 million in the year-ago period and net loss of $17.7 million in 2Q01. Net loss under Taiwan GAAP was $20.8 million, versus net income of $32.9 million in the year-ago period and net loss of $18.7 million in 2Q01.

Fully diluted EPS under US GAAP was -$0.23, down from $0.31 a year ago and -$0.19 in the second quarter. Fully diluted EPS under Taiwan GAAP was -$0.22, down from $0.34 in 3Q00 and -$0.20 in 2Q01.

Gross cash earnings (US GAAP net income plus depreciation and amortization) in Q3 totaled $13 million, while EBITDA totaled $22 million, or $0.23 per diluted share.

Balance Sheet
-------------
At the end of the quarter, ASE Test had $152 million in cash and $186 million in unused lines of credit. Total debt of $283 million, comprised of $29 million in short-term debt and $254 million in long-term debt and convertible bonds, was unchanged from Q2. The Company's current ratio at the end of Q3 was 2.69, and its debt-to-equity ratio was 0.46. Interest coverage was 4.7 times.

Capital Expenditures
--------------------
Capital spending in Q3 totaled $19 million (versus $26 million in Q1 and $18 million in Q2), with $17 million on test equipment, $1 million on assembly equipment, and the remainder on building improvement and IT projects. At the end of the quarter, the Company had 660 testers and 409 wirebonders installed.

BUSINESS OUTLOOK:
Jeffrey Chen, the Company's Chief Financial Officer, provided the following guidance for Q4: "Given the uncertain economic environment, our visibility remains very limited. At the moment, we expect our Q4 revenues to improve marginally from Q3. With the small projected revenue growth, we believe our Q4 gross and operating margins should be similar to our Q3 margins."

Given the low visibility, the Company is not revising its projected full-year capital expenditure of approximately $80 million at this time. This spending level, however, may be adjusted as industry conditions change.


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                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                               Three Months Ended Sep. 30,
                                            ---------------------------------
ROC GAAP:                                       2000                   2001
---------                                   ----------             ----------
Net revenues                                $  120,778             $   60,527
Cost of revenues                                71,712                 61,868
                                            ----------             ----------
Gross profit                                    49,066                 (1,341)
Operating expenses
   R&D                                           3,248                  3,455
   SG&A                                         12,922                  9,940
   Subtotal                                     16,170                 13,395
                                            ----------             ----------
Operating income                                32,896                (14,736)

Non-operating expense (income)                 (1,175)                  6,918
                                            ----------             ----------
Income before tax and minority interest         34,071                (21,654)
Income tax expense (benefit)                        21                    202
Loss from discontinued operation                   115                      0
Minority interest                                1,001                 (1,008)
                                            ----------             ----------
Net income (ROC GAAP)                       $   32,934             $  (20,848)
                                            ==========             ==========
Net income (US GAAP)                        $   30,363             $  (22,498)
                                            ==========             ==========

Fully diluted EPS (ROC GAAP)                $     0.34             $    (0.22)
Fully diluted EPS (US GAAP)                 $     0.31             $    (0.23)

Margin Analysis:
Gross margin                                      40.6%                  (2.2)%
Operating margin                                  27.2%                 (24.3)%
Net margin (ROC GAAP)                             27.3%                 (34.4)%
Net margin (US GAAP)                              25.1%                 (37.2)%

Additional Data:
Testing revenue                             $   85,617             $   44,072
Assembly revenue                                35,161                 16,455
As % of Total Revenues
   Testing                                          71%                    73%
   Assembly                                         29%                    27%

Net income before amortization
  expense (US GAAP)                         $   32,218             $  (20,583)
EBITDA                                          67,545                 21,810
Interest expense                                 5,275                  4,687
Shares outstanding                          91,373,835             96,431,019
Shares used in fully diluted
  EPS calculation                           96,968,283             96,365,335

================================================================================


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                                       Three Months Ended    Three Months Ended
                                          June 30, 2001         Sep. 30, 2001
                                       ------------------    ------------------

ROC GAAP:
Net revenues                                $   67,337             $   60,527
Cost of revenues                                63,272                 61,868
                                            ----------             ----------
Gross profit                                     4,065                 (1,341)
Operating expense
   R&D                                           3,086                  3,455
   SG&A                                          9,395                  9,940
   Subtotal                                     12,481                 13,395
                                            ----------             ----------
Operating income                                (8,416)               (14,736)

Non-operating expense (income)                   6,960                  6,918
                                            ----------             ----------
Income before tax and minority interest        (15,375)               (21,654)
Income tax expense                               3,767                    202
Minority interest                                 (423)                (1,008)
                                            ----------             ----------
Net income (ROC GAAP)                       $  (18,718)            $  (20,848)
                                            ----------             ----------
Net income (U.S. GAAP)                      $  (17,732)            $  (22,498)
                                            ==========             ==========

Fully diluted EPS (ROC GAAP)                $    (0.20)            $    (0.22)
Fully diluted EPS (US GAAP)                 $    (0.19)            $    (0.23)

Margin Analysis:
Gross margin                                       6.0%                  (2.2)%
Operating margin                                 (12.5)%                (24.3)%
Net margin (ROC GAAP)                            (27.8)%                (34.4)%
Net margin (US GAAP)                             (26.3)%                (37.2)%

Additional Data:
Testing revenue                             $   51,538             $   44,072
Assembly revenue                                15,799                 16,455
As % of Total Revenues
   Testing                                          77%                    73%
   Assembly                                         23%                    27%

Net income before amortization
  expense (US GAAP)                         $  (15,774)            $  (20,583)
EBITDA                                          28,185                 21,810
Interest expense                                 4,751                  4,687
Shares outstanding                          96,245,511             96,431,019


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                                ASE Test Limited
                           Consolidated Balance Sheet
                            As of September 30, 2001
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents    $151,602    Short-term borrowings         $  9,563
Accounts receivable            46,204    Accounts payable                11,131
Inventories                    12,977    Payable for fixed assets        25,267
Other current assets           26,545    Current portion of LT debt      19,699
                             --------    Other current liabilities       22,660
Total current assets          237,329                                   -------
                                         Total current liabilities       88,319

Long-term investments          96,635    Long-term debt                 184,330
Fixed assets                  581,754    Convertible bonds               69,193
Goodwill                       55,580    Other liabilities               29,953
Other assets                   16,612                                  --------
                             --------    Total liabilities              371,795
Total assets                 $987,910    Shareholders' equity           616,115
                             ========                                  --------
                                         Total liabilities &
                                           shareholders' equity        $987,910
                                                                       ========


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ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.